SECURI 06008509 ON
Washington, D.C. 20549

RECEIVED APR 19 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 203

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 50162

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AURORA FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 S. GESSNER, SUITE 210
(No. and Street)

HOUSTON (City) TEXAS (State) 77063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID HAYDEN 713-978-6834
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRIS, LIGON, & RODRIGUEZ
(Name – *if individual, state last, first, middle name*)

12603 SOUTHWEST FREEWAY, SUITE 420 (Address) STAFFORD (City) TX (State) 77477-3809 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 30 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MLR
Morris, Ligon & Rodriguez
Certified Public Accountants
A Professional Corporation

12603 Southwest Freeway, Suite 420
Stafford, Texas 77477-3809
(281) 242-2400
Fax: (281) 242-6717
http://www.mlrcpa.com

COMPUTATION OF NET CAPITAL

In our review of the Unaudited Focus Reports, Part IIA regarding the net capital computation of Aurora Financial Services, L.L.C., we have found no material differences between the unaudited reports and my report of February 17, 2006.

Morris, Ligon & Rodriguez, PC

Morris, Ligon & Rodriguez PC

Stafford, Texas
February 17, 2006